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T	+ 1 212 284 4926
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June 2, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	KLX Energy Services Holdings, Inc.
Registration Statement on Form S-4
Filed on June 2, 2020

Ladies and Gentlemen:

On behalf of our client, KLX Energy Services Holdings, Inc. (KLXE), we hereby file with the Securities and Exchange Commission KLXE’s registration statement on Form S-4 which includes a prospectus of KLXE under Section 5 of the Securities Act of 1933 with respect to the shares of common stock of KLXE to be issued to Quintana Energy Service Inc. (QES) stockholders pursuant to their previously announced merger agreement. The registration statement also includes a joint proxy statement of KLXE and QES under Section 14(a) of the Securities Exchange Act of 1934.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 284 4926 or (917) 294 1043, or at Valerie.Jacob@freshfields.com.

Sincerely,

/s/ Valerie Ford Jacob
Valerie Ford Jacob

cc:          Jonathan L. Mann, KLX Energy Services Holdings, Inc.

Max L. Bouthillette, Quintana Energy Services Inc.

Paul K. Humphreys, Esq., Freshfields Bruckhaus Deringer US LLP

Frank Bayouth, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Eric C. Otness, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

The Freshfields Bruckhaus Deringer US LLP partners include members of the Bars of the State of New York and the District of Columbia, Solicitors of the Supreme Court of England and Wales and Rechtsanwälte of Germany